
December 27, 2011

<u>Via Facsimile</u>
Mr. Steven J. Ford
Chief Financial Officer
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277

> **RE: Carlisle Companies Incorporated**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 16, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed October 25, 2011**
> **File No. 1-9278**

Dear Mr. Ford:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis of Financial Condition, page 16

Liquidity and Capital Resources, 31

Sources and Uses of Cash, page 31

2. You indicate that $56.1 million of your cash on hand was located in wholly-owned
    subsidiaries outside the United States. Please address the following:

    - Disclose whether your cash on hand outside the United States is held in foreign
      currencies or U.S. dollars;
    - Quantify the amount of cash held in foreign countries where the funds are not readily
      convertible into other foreign currencies, including U.S. dollars. Please also explain the
      implications of any such restrictions upon your liquidity; and
    - Discuss the fact that if the foreign cash and cash equivalents are needed for your
      operations in the U.S. you would be required to accrue and pay U.S. taxes to repatriate
      these funds. Disclose if it is your intent is to permanently reinvest these foreign amounts
      outside the U.S. and whether your current plans do not demonstrate a need to repatriate
      the foreign amounts to fund your U.S. operations

    Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial
    Reporting Codification 501.06.a.

Critical Accounting Policies, page 36

Goodwill and Other Intangible Assets, page 37

3. We note your disclosures regarding your policy for goodwill and other intangible assets. In
    the interest of providing readers with better insight into management's judgments in
    accounting for goodwill, please disclose the following:

    - Identify the reporting unit(s) to which goodwill applies and
    - Explain how the assumptions and methodologies in the current year have changed since
      the prior year, if applicable, highlighting the impact of any changes.

    In any event, if any of your reporting units have estimated fair values that are not
    substantially in excess of the carrying value and to the extent that goodwill for these
    reporting units, in the aggregate or individually, could materially impact your operating
    results, please provide the following disclosures for each of these reporting units:

    - Identify the reporting unit;
    - The percentage by which fair value exceeds the carrying value as of the most-recent step-
      one test;
    - The amount of goodwill;

- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Valuation of Long-Lived Assets, page 37

4. We note your disclosures regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including property and equipment and customer relationships intangible assets, please disclose the following:

- How you group long-lived assets for impairment and your basis for that determination;
- How you determine when long-lived assets should be tested for impairment;
- How frequently you evaluate for the types of events and circumstances that may indicate impairment; and
- The carrying value of any long-lived assets or asset groups for which the carrying value is close to corresponding undiscounted cash flows or fair value.

Financial Statements

Notes to the Financial Statements

Note 9 – Acquisitions

5. You allocated $216.5 million, which represents approximately 52% of the total purchase price, to goodwill in your purchase price allocation for the acquisition of the Hawk Corporation during 2010. In 2011, you allocated $46.7 million, which represents approximately 39% of the total purchase price, to goodwill for the acquisition of PDT Phoenix GmbH. Please expand your disclosures to provide a comprehensive discussion of why a significant portion of the purchase price was allocated to goodwill. Your disclosure should fully explain to investors why you were willing to pay a purchase price that resulted in a significant amount of goodwill being recognized. Refer to ASC 805-30-50-1(a). Please also tell us the process you go through to ensure that you have identified all intangible assets acquired. Refer to ASC 805-20-25.

6. In connection with your acquisition of the Hawk Corporation in 2010, you recorded $46.8 million of customer relationships intangible assets, which are being amortized over fifteen to sixteen years. It appears in other acquisitions, you have recorded customer relationships intangible assets which are being amortized up to twenty years. Please help us understand how you arrive at the appropriate amortization periods based on your consideration of ASC 350-30-35-1 through 5. Please also provide us with a breakdown of the total amount of customer relationships intangible assets recorded by amortization period as of September 30, 2011, December 31, 2010, and December 31, 2009.

Note 15 - Commitments and Contingencies, page 76

Litigation, page 77

7. You indicate that from time to time you may be involved in various other legal actions arising in the normal course of business. You disclosed that in the opinion of management, the ultimate outcome will not have a material adverse effect on your consolidated financial position, but may have a material impact on your results of operations for a particular period. Please revise your disclosure to also address the expected impact on your cash flows as well as whether you considered the matters in the aggregate in addition to individually in making these determinations. Please tell us how you determined that the ultimate outcome will not have a material adverse effect on your financial position, but may have a material impact on your results of operations.

8. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for any of your matters, including the matter with the U.S. Immigration and Customs Enforcement Office of Investigations, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. You may provide your disclosures on an aggregated basis. Please refer to ASC 450-20-50.

   If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

9. For the matter with the U.S. Immigration and Customs Enforcement Office of Investigations, please also address the expected effect of the matter on your results of operations and cash flows.

10. SAB Topic 5:Y states that product and environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. You have been named as a defendant in lawsuits in various state courts in which plaintiffs have alleged injury due to exposure to asbestos-containing brakes. You believe that the resolution of your remaining pending asbestos claims will not have a material impact on your financial condition, results of operations, or cash flows although these matters could result in you being subject to monetary damages, costs or expenses, and charges against earnings in particular periods based on your ongoing evaluation. Please help us better understand how you determined that additional disclosures regarding these matters, including those called for by SAB Topic 5:Y do not need to be provided. Specifically, please provide us with additional background regarding any remaining outstanding matters and your basis for determining that they will not have a material impact on your financial condition, results of operations, or cash flows.

Form 10-Q for the Period Ended September 30, 2011

General

11. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Steven J. Ford
Carlisle Companies Incorporated
December 27, 2011
Page 6

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief